UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

ALLIANCE CHANGES ONE OF ITS DIRECTORS ON THE BOARD OF DIRECTORS OF WERIDE INC.

Alliance Ventures, B.V. (“Alliance”) has identified Mr. Jean-François Salles as a candidate to replace for Mr. Grégoire de Franqueville as director of the Board of Directors (the “Board”) of WeRide Inc. (the “Company”) following Mr. de Franqueville’s recent resignation from the Board.

Mr. Salles currently serves as the vice president of Partnerships at Renault Group. Prior to that, Mr Salles served as Global Vice President of supply chain at the Renault Group, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain . He first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015.

Mr. de Franqueville was previously nominated by Alliance as a director of the Board. He has tendered his resignation from the Board, and such resignation has taken effect. Mr. de Franqueville’s resignation was not related to any disagreement with the Company or the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By :	/s/ Jennifer Li
Name:	Jennifer Li
Title :	Chief Financial Officer

Date: March 12, 2025